UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

Commission file number 001-05721

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Jefferies Employees’ Profit Sharing Plan (the “Plan”)
520 Madison Avenue
New York, New York 10022

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Jefferies Financial Group Inc.
520 Madison Avenue
New York, New York 10022

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements and Supplemental Schedule (With Report of Independent Registered Public Accounting Firm Thereon)

(b)	Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES EMPLOYEES’ PROFIT SHARING PLAN

By: Administrative Committee

Date: May 22, 2026	By:	/s/ Jeff Agnew
Jeff Agnew
Authorized Person

[2]

JEFFERIES EMPLOYEES’ PROFIT SHARING PLAN

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
Jefferies Employees’ Profit Sharing Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Jefferies Employees’ Profit Sharing Plan (the Plan) as of November 30, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended November 30, 2025, and the related notes to financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2025 and 2024, and the changes in net assets available for benefits for the year ended November 30, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2016.
/s/ Tanner LLP
Salt Lake City, Utah
May 22, 2026

JEFFERIES EMPLOYEES’
PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
As of November 30, 2025 and 2024

	2025	2024
ASSETS:
Participant-directed investments, at fair value:
Common stocks	$121,482,525	$160,839,089
Common collective fund	226,147,685	190,402,165
Mutual funds	1,074,179,271	930,648,954

Total investments	1,421,809,481	1,281,890,208

Non-interest bearing cash	12,254	9,697

Receivables:
Notes receivable from participants	5,855,837	5,689,638

Total assets	1,427,677,572	1,287,589,543

NET ASSETS AVAILABLE FOR BENEFITS	$1,427,677,572	$1,287,589,543

See accompanying notes to financial statements.

JEFFERIES EMPLOYEES’
PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended November 30, 2025

2025
ADDITIONS:
Contributions:
Participant contributions	$77,610,775
Participant rollover contributions	14,677,941
Employer matching contributions	14,107,838

Total contributions	106,396,554

Investment income:
Net appreciation in fair value of investments	79,945,080
Interest and dividends	41,715,754
Other income	100,182

Total investment income	121,761,016

Interest income on notes receivable from participants	443,189

Total additions	228,600,759

DEDUCTIONS:
Benefits paid to participants	88,393,863
Administrative expenses	118,867

Total deductions	88,512,730

Net increase	140,088,029

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	1,287,589,543

End of year	$1,427,677,572

See accompanying notes to financial statements.

1.	DESCRIPTION OF THE PLAN
The following description of the Jefferies Employees’ Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
– The Plan is a defined contribution plan sponsored by Jefferies Financial Group Inc. and subsidiaries (the “Company”) covering all U.S. based employees of the Company and employees who have U.S. source income and have completed three full months of service. Jefferies LLC is a direct wholly-owned subsidiary of publicly traded Jefferies Financial Group Inc. (“Jefferies”). The Plan’s Administrative Committee controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan (the “Trustee”). The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan was amended effective November 1, 2022, to change the name of the Plan to Jefferies Employees’ Profit Sharing Plan (formerly “Jefferies Group LLC Employees’ Profit Sharing Plan”) and the name of the Plan Sponsor to Jefferies Financial Group Inc. (formerly “Jefferies Group LLC”) as shown above.
Contributions
– Each year, eligible participants may voluntarily make
pre-tax
and/or
after-tax
Roth contributions up to 15% of a participant’s annual compensation or a flat dollar amount, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also make voluntary after-tax
contributions up to $41,000 to the Plan. Participants who have attained age 50 on or before December 31, 2025 may make pre-tax
and/or Roth
catch-up
contributions, which are not matched by the Company.
Participants may also direct distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (“IRAs”) that held contributions under a previous employer’s tax-qualified
plan or contributory IRAs to the Plan.
The Plan provides for a fixed matching contribution by the Company for each dollar contributed by the employee on a pre-tax
and
after-tax
Roth basis. In fiscal 2025, the rate of match was 25%. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated to participants on the basis of their compensation, as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during fiscal 2025.
Participant Accounts
– Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and an allocation of administrative expenses, if not paid from the forfeiture or the Revenue Credit Program account. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. In situations where Fidelity recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, Fidelity (through a Revenue Credit Account) will deposit any excess revenue, regardless of source, in a plan-level suspense account (i.e., Revenue Credit Account) in the Plan. The Plan’s administrator, on behalf of the Administrative Committee, can then direct Fidelity to pay qualified plan-level expenses or allocate unused credit to eligible participants via funds from this Revenue Credit Account.

Investments
– Participants direct the investment of their contributions into various investment options offered by the Plan. As of November 30, 2025, as investment options for participants, the Plan currently offers two equity investments, one common collective fund investment, 33 mutual funds, including one money market fund, and a self-directed
brokerage account (“BrokerageLink Account”) that is primarily invested in interest-bearing cash accounts and income-oriented and growth-oriented
mutual funds.
Vesting
– Participants are immediately fully vested in their own contributions and the earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Years of vesting service	Percentage
Fewer than two years	-%
Two years	33
Three years	67
Four years	100
Notes Receivable from Participants
– Participants may borrow from their Plan accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior
12-month
period or (2) 50% of their account balance. The loans are secured by the remaining balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed. The interest rate remains unchanged for the duration of the loan. The term of the loan may not exceed five years, except for loans for the purchase of a primary residence, in which case the repayment period cannot exceed ten years. Principal and interest are paid ratably through semi-monthly payroll deductions. Terminated participants who elect to continue their loan terms may elect to remit payments directly to the Trustee. As of
November 30, 2025
, notes receivable from participants had maturities from December 2025 through September 2035 at interest rates ranging from 4.25% to 9.5%.
Payment of Benefits
– Upon termination of service for any reason, a participant with an account balance greater than $1,000 may elect to (1) receive a lump-sum
distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000, the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum
payment and if invested in Jefferies Common Stock, the distribution will be made in the form of whole shares of Jefferies Common Stock or cash. The Plan allows for in-service
withdrawals for hardship purposes as defined in the Plan document. The Plan also allows in-service
withdrawals to employees to withdraw vested balances starting at age 59 1/2 and for all employees to withdraw their voluntary after-tax
and rollover contributions at any time.
Forfeited Accounts
– As of November 30, 2025 and 2024, forfeited
non-vested
accounts totaled $23,380 and $13,607, respectively. These amounts will be used to reduce employer contributions or pay administrative expenses of the Plan. During the year ended November 30, 2025, incoming forfeitures totaled $1,384,516, and employer contributions were reduced by $1,374,743.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
– The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
– The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
– The Plan provides for various investment options, including mutual funds, Jefferies Common Stock, common stock, a common collective fund, and a self-directed brokerage account. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, Plan management believes it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amounts reported in the financial statements.
Concentration of Investments
– The Plan’s investment in Jefferies Common Stock comprises approximately 8% and 12% of the Plan’s investments as of November 30, 2025 and 2024, respectively.
Investment Valuation and Income Recognition
– The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Jefferies Common Stock and Vitesse Common Stock are valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual funds are traded in active markets and are stated at fair value based upon quoted market prices. The investment in the common collective fund is stated at net asset value (NAV) per share as a practical expedient, which is based on the fair value of the underlying investments.
The Revenue Credit Program provides income in situations where recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation. Fidelity will deposit any excess revenue, regardless of source, in a plan-level suspense account (i.e., Revenue Credit Account) in the Plan. Revenue credits generated are allocated back to all eligible participants at the plan level based on the participant’s account balance.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend
date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as appreciation on investments held at year-end.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective fund are deducted from the NAV of the mutual funds and common collective fund and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of the investment return for such investments.
Notes Receivable From Participants
– Participant loans are classified as notes receivable from participants on the Statement of Net Assets Available for Benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses
– All reasonable expenses of administering the Plan are either charged to participants and paid out of Plan assets or paid by the Company. If the expenses are charged to each participant’s account, they are charged on a pro rata basis based upon account balances of participants.
Payment of Benefits
– Benefit payments to participants are recorded upon distribution. There are no amounts allocated to participants who have withdrawn their funds but have not been paid as of November 30, 2025 or 2024.

3.	FAIR VALUE MEASUREMENTS
Accounting Standard Codification (“ASC”) 820,
Fair Value Measurements and Disclosures (“ASC 820”)
, provides a single authoritative definition of fair value, sets a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement
.
Transfers Between Levels
 —
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported as of the beginning of the reporting period.
The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended November 30, 2025 and 2024, there were no transfers between levels.
The techniques used to value the Plan’s investments are as follows:

•	Common stock. Valued utilizing a market approach wherein Plan management uses quoted prices in active markets for identical assets;

•
Mutual funds. Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their NAV per share. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

•
Common collective fund. Valued based on the NAV of units held by the collective fund. The NAV is based on the observable market prices of the underlying investments within the fund less liabilities. The NAV for the underlying assets of the fund is a readily determinable measure of their fair value and is the basis used by the fund for current transactions.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of:

	Assets measured at fair value as of November 30, 2025	Quoted prices in active markets for identical assets (Level 1)
Common Stock	$121,482,525	$121,482,525
Mutual Funds:
Domestic Stock Funds	495,100,957	495,100,957
Balanced Funds	379,312,812	379,312,812
Fixed Income Funds	54,682,492	54,682,492
International Stock Funds	55,586,709	55,586,709
Money Market Funds	62,922,906	62,922,906
BrokerageLink Account:
Mutual Funds:
Money Market Funds	3,971,257	3,971,257
Precious Metal Funds	622,200	622,200
International Stock Funds	2,331,883	2,331,883
Alternative Funds	1,671,600	1,671,600
Fixed Income Funds	1,530,777	1,530,777
Commodity Funds	18,109	18,109
Other Equity Mutual Funds	16,427,569	16,427,569

	1,195,661,796	$1,195,661,796

Common Collective Fund, at NAV practical expedient*	226,147,685

Total Investment Assets at Fair Value	$1,421,809,481

*	The fair value of this investment is provided above to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

	Assets measured at fair value as of November 30, 2024	Quoted prices in active markets for identical assets (Level 1)
Common Stock	$160,839,089	$160,839,089
Mutual Funds:
Domestic Stock Funds	450,070,880	450,070,880
Balanced Funds	309,556,534	309,556,534
Fixed Income Funds	48,952,528	48,952,528
International Stock Funds	40,768,977	40,768,977
Money Market Funds	55,673,569	55,673,569
BrokerageLink Account:
Mutual Funds:
Money Market Funds	4,618,322	4,618,322
Precious Metal Funds	549,151	549,151
International Stock Funds	1,831,216	1,831,216
Alternative Funds	1,999,865	1,999,865
Fixed Income Funds	1,159,307	1,159,307
Commodity Funds	29,766	29,766
Other Equity Mutual Funds	15,438,839	15,438,839

	1,091,488,043	$1,091,488,043

Common Collective Fund, at NAV practical expedient*	190,402,165

Total Investment Assets at Fair Value	$1,281,890,208

*	The fair value of this investment is provided above to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.
The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by the Trustee and qualify as exempt party-in-interest
transactions. Fees paid by the Plan for administrative services for the year ended November 30, 2025 were $118,867.
Notes receivable from participants totaling $5,855,837 and $5,689,638 as of November 30, 2025 and 2024, respectively, are also considered exempt party-in-interest
transactions.
Fees paid indirectly by the Plan for investment management services are described in the mutual fund prospectus of the designated investment options and are included as a reduction of the return earned on such fund. The Plan pays Fidelity, as trustee and recordkeeper, and these qualify as a party-in-interest
transaction.
As of November 30, 2025 and 2024, the Plan held 2,041,582 and 1,962,637 shares, respectively, of Jefferies Common Stock, with a market value of $117,518,258 and $155,326,701, respectively. During the year ended November 30, 2025, the Plan recorded dividend income of $3,333,545 related to the Jefferies Common Stock.
During the year ended November 30, 2025, sales of Jefferies Common Stock were $6,134,505 and the purchases of Jefferies Common Stock were $6,582,369. Realized losses, net, on the sales of Jefferies Common Stock were $1,701,202 for the year ended November 30, 2025.
Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and their accounts would be distributed in accordance with the Plan document.

6.	TAX STATUS
The Internal Revenue Service (“IRS”) has provided a determination letter dated November 21, 2017 and informed the Company that the Plan, and related trust, were designed in accordance with applicable sections of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	SECURE 2.0
In December 2022, Securing a Strong Retirement Act (SECURE 2.0) was passed into law. The provisions of SECURE 2.0 continue the themes and reforms that began with the 2019 CARES Act. Most of the provisions of SECURE 2.0 started becoming effective in 2024. The Plan Administrator added the optional SECURE 2.0 withdrawal provisions to the Plan effective in 2024 that included Emergency Withdrawals of $1,000 or less, Domestic Abuse, Qualified Birth/or Adoption and Qualified Declared Disaster Withdrawals.

8.	SUBSEQUENT EVENTS
Plan management has evaluated events and transactions for potential recognition or disclosure through May 22, 2026, which is the date the financial statements were available to be issued.

JEFFERIES EMPLOYEES’
PROFIT SHARING PLAN EIN:
13-2615557
PLAN No. 005
Schedule H, Line
4i-
Schedule of Assets (Held at End of Year)
November 30, 2025

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost**	(e) Current value
*	Fidelity 500 Index Fund (1,285,207 shares)	Mutual Funds		$306,264,987
*	Fidelity OTC Commingled Pool (3,791,879 shares)	Common Collective Fund		226,147,685
*	Jefferies (2,041,582 shares)	Common Stock		117,518,258
*	FIMM Govt CL I (62,922,905 shares)	Mutual Funds		62,922,906
*	Fidelity Freedom Fund K 2045 (3,763,096 shares)	Mutual Funds		59,983,751
*	Fidelity Freedom Fund K 2050 (3,211,948 shares)	Mutual Funds		52,034,217
*	Fidelity Freedom Fund K 2040 (3,810,646 shares)	Mutual Funds		51,405,625
*	Fidelity Freedom Fund K 2055 (2,447,619 shares)	Mutual Funds		45,966,291
	Harbor Cap Apr Inst (328,965 shares)	Mutual Funds		43,120,829
*	Fidelity Freedom Fund K 2035 (2,352,125 shares)	Mutual Funds		42,314,735
*	Fidelity Freedom Fund K 2060 (2,346,957 shares)	Mutual Funds		40,508,486
*	Fidelity International Discovery K (2,444,149 shares)	Mutual Funds		40,352,901
	Baron Small Cap Inst (1,147,343 shares)	Mutual Funds		37,873,793
*	Fidelity Freedom Fund K 2030 (1,770,180 shares)	Mutual Funds		35,297,399
	AS SPL Mid Cap Val (502,750 shares)	Mutual Funds		25,579,947
*	Fideltiy Ext Market Index (238,314 shares)	Mutual Funds		24,255,624
*	Fidelity Freedom Fund K 2025 (1,502,565 shares)	Mutual Funds		23,755,563
	JPM Equity Income (886,011 shares)	Mutual Funds		23,745,118
*	BrokerageLink Fund	Mutual Funds		23,282,034
*	Vanguard Value Idx Adm (306,412 shares)	Mutual Funds		22,766,474
*	Fidelity Total Bond Fund K6 (2,197,491 shares)	Mutual Funds		19,777,427
*	Fidelity Freedom Fund K 2025 (1,093,966 shares)	Mutual Funds		16,792,385
	Vanguard FTSE All World Index Adm (336,510 shares)	Mutual Funds		15,233,809
	EV Inc Fund Boston R6 (2,528,549 shares)	Mutual Funds		13,349,159
*	Fidelity Strategic Income Fund (1,004,935 shares)	Mutual Funds		12,209,960
	Victory SM CO OPP (241,018 shares)	Mutual Funds		11,494,183
	Vanguard Total Bond Market Adm (650,719 shares)	Mutual Funds		6,396,576
*	Fidelity Freedom Fund K 2020 (285,247 shares)	Mutual Funds		4,549,697
*	Vitesse (187,301 shares)	Common Stock		3,964,267
*	Fidelity Strategy Real Retirement (375,541 shares)	Mutual Funds		3,376,116
	BrokerageLink Account	Mutual Funds		3,291,361
	AB Global Bond (421,941 shares)	Mutual Funds		2,949,370
*	Fidelity Freedom K Income Fund (106,249 shares)	Mutual Funds		1,208,062
*	Fidelity Freedom Fund K 2015 (83,412 shares)	Mutual Funds		1,045,997
*	Fidelity Freedom Fund K 2070 K6 (69,060 shares)	Mutual Funds		841,909
*	Fidelity Freedom Fund K 2010 K6 (15,311 shares)	Mutual Funds		232,580

		Total Investments		1,421,809,481
*	Notes receivable from participants bearing interest at rates from 4.25% to 9.5% with maturities ranging from December 2025 through September 2035	Participant Loans	-0-	5,855,837
		Total		$1,427,665,318

*	Party-in-interest
**	Cost information not required for participant directed investments and therefore is not included
See accompanying Report of Independent Registered Public Accounting Firm